

July 19, 2011

Via E-mail
Ronald Rowan
Chief Financial Officer and Treasurer
Monarch Casino & Resort, Inc.
3800 S. Virginia Street
Reno, Nevada

> **Re:  Monarch Casino & Resort, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 16, 2011**
> **File No. 000-22088**

Dear Mr. Rowan:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Item 1.  Business

Hotel, page 3

1.    In future Exchange Act periodic reports, please expand your hotel occupancy disclosure in this section to disclose revenue per available room.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

General

2.      We note that you currently maintain real estate parcels in locations adjacent to the Atlantis Casino Resort Spa.  To the extent material, please disclose in your future Exchange Act periodic reports any publicly disclosed expansion strategies.

Liquidity and Capital Resources, page 29

3.      We note that you had higher accounts payable and accrued expenses as of December 31, 2010 compared to 2009.  Please tell us the reasons for these increases and, to the extent material, provide similar disclosure in future Exchange Act periodic reports.

PROXY STATEMENT ON SCHEDULE 14A FILED ON MARCH 25, 2011

Executive Compensation

Compensation Discussion and Analysis

Annual Cash Bonus Awards, page 20

4.      We note in your response to comment 1 in our letter dated June 15, 2009 that you planned to identify the EBITDA target that was in place for the prior fiscal year, which served as the quantitative basis for bonus compensation.  We were unable to locate such disclosure here.  Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding the financial statements and related matters.  Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Counsel